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ADVENTRX
PHARMACEUTICALS

Fax

To:	Mr. Todd E. Hardiman	From:	Gregory Hanson (Direct 858-768-6316)
	Associate Chief Accountant		Chief Financial Officer
	Division of the Chief Accountant's Office		ADVENTRX Pharmaceuticals

Fax:	202-772-9213	Pages:	2
Phone:	202-551-3516	Date:	July 5, 2007
Re:	Auditor's revised letter	cc:	

☐ Urgent   ☐ For Review   ☐ Please Comment   ☐ Please Reply   ☐ Please Recycle

● **Comments:**

Mr. Hardiman,

I have re-worded the draft Report of Independent Registered Public Accounting Firm to reflect what I understand to be what you would expect our auditors to provide in their report for our 2006 annual report. Please let me know if the attached letter is more of what you had in mind that our auditors provide.

Sincerely,

Gregory P. Hanson, CFO

DRAFT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
ADVENTRX Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006 and for the period from January 1, 2002 to December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 2006 and 2005, and the results of operations and their cash flows for each of the years in the three-year period ended December 31, 2006 and for the period from January 1, 2002 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated [NEW DATE] expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion of the effectiveness of internal control over financial reporting.

/s/ J.H. Cohn LLP

San Diego, California
[NEW DATE]